SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                                  Intrado, Inc.
                                ----------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    46117A100
                                 --------------
                                 (CUSIP Number)


                         Spencer Capital Management, LLC
                            1995 Broadway, Suite 1801
                            New York, New York 10023
                   Attention: Kenneth H. Shubin Stein, MD, CFA
                            Telephone: (212) 586-4190
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 30, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 14 Pages

CUSIP No.:  46117A100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kenneth H. Shubin Stein, MD, CFA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 NUMBER OF                    7    SOLE VOTING POWER          946,596
  SHARES                      --------------------------------------------------
BENEFICIALLY                  8    SHARED VOTING POWER
 OWNED BY                     --------------------------------------------------
   EACH                       9    SOLE DISPOSITIVE POWER     946,596
REPORTING                     --------------------------------------------------
PERSON WITH                   10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     946,596
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 2 of 14 Pages

CUSIP No.:  46117A100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Spencer Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7    SOLE VOTING POWER          881,446
  SHARES                      --------------------------------------------------
BENEFICIALLY                  8    SHARED VOTING POWER
 OWNED BY                     --------------------------------------------------
   EACH                       9    SOLE DISPOSITIVE POWER     881,446
REPORTING                     --------------------------------------------------
PERSON WITH                   10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     881,446
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                               Page 3 of 14 Pages

CUSIP No.:  46117A100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Spencer Capital Opportunity Fund, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7    SOLE VOTING POWER          491,367
  SHARES                      --------------------------------------------------
BENEFICIALLY                  8    SHARED VOTING POWER
 OWNED BY                     --------------------------------------------------
   EACH                       9    SOLE DISPOSITIVE POWER     491,367
REPORTING                     --------------------------------------------------
PERSON WITH                   10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     491,367
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.77%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 4 of 14 Pages

CUSIP No.:  46117A100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Spencer Capital Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7    SOLE VOTING POWER          491,367
  SHARES                      --------------------------------------------------
BENEFICIALLY                  8    SHARED VOTING POWER
 OWNED BY                     --------------------------------------------------
   EACH                       9    SOLE DISPOSITIVE POWER     491,367
REPORTING                     --------------------------------------------------
PERSON WITH                   10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     491,367
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.77%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                               Page 5 of 14 Pages

CUSIP No.:  46117A100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Spencer Capital Offshore Opportunity Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF                    7    SOLE VOTING POWER          390,079
  SHARES                      --------------------------------------------------
BENEFICIALLY                  8    SHARED VOTING POWER
 OWNED BY                     --------------------------------------------------
   EACH                       9    SOLE DISPOSITIVE POWER     390,079
REPORTING                     --------------------------------------------------
PERSON WITH                   10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     390,079
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.19%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 6 of 14 Pages

CUSIP No.:  46117A100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Spencer Capital Offshore Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF                    7    SOLE VOTING POWER          390,079
  SHARES                      --------------------------------------------------
BENEFICIALLY                  8    SHARED VOTING POWER
 OWNED BY                     --------------------------------------------------
   EACH                       9    SOLE DISPOSITIVE POWER     390,079
REPORTING                     --------------------------------------------------
PERSON WITH                   10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     390,079
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.19%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    HC
--------------------------------------------------------------------------------

                               Page 7 of 14 Pages

CUSIP No.:  46117A100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Columbia Avenue Capital LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oklahoma
--------------------------------------------------------------------------------
 NUMBER OF                    7    SOLE VOTING POWER          65,150
  SHARES                      --------------------------------------------------
BENEFICIALLY                  8    SHARED VOTING POWER
 OWNED BY                     --------------------------------------------------
   EACH                       9    SOLE DISPOSITIVE POWER     65,150
REPORTING                     --------------------------------------------------
PERSON WITH                   10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65,150
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                               Page 8 of 14 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Intrado, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 1601 Dry Creek Drive, Longmont, Colorado 80503.

Item 2.  Identity and Background.

         (a) The names of the person filing this statement (the "Statement") are Kenneth H. Shubin Stein, MD, CFA, Spencer Capital Management, LLC, a Delaware limited liability company ("SCM"), Spencer Capital Partners, LLC, a Delaware limited liability company ("SCP"), Spencer Capital Opportunity Fund, LP, a Delaware limited partnership ("SCF"), Spencer Capital Offshore Opportunity Fund Ltd., a Cayman Islands exempted company ("SCOF"), Spencer Capital Offshore Partners, LLC, a Delaware limited liability company ("SCOP") and Columbia Avenue Capital LLC, an Oklahoma limited liability company ("CAC") (collectively, the "Filers").

         (b)-(c) SCM is an investment management firm and is the investment manager of SCF and SCOF. The address of SCM's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

         SCF is a Delaware private investment partnership. The address of SCF's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

         SCP serves as the general partner of SCF. The address of SCP's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

         SCOF is a Cayman Islands exempted company which invests in securities. The address of SCOF's principal business and principal office is c/o Walkers SPV Ltd., P.O. Box 908 GT, Walkers House, Mary Street, George Town, Cayman Islands.

         SCOP serves as the management company of SCOF. The address of SCOP's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

         CAC is a pooled investment vehicle. The address of CAC's principal business and principal office is 415 South Boston Avenue, 9th Floor, Tulsa, Oklahoma 74103.

         Dr. Shubin Stein is the controlling person of SCM, SCF, SCP, SCOP and SCOF and a portfolio manager for CAC. Dr. Shubin Stein's business address is 1995 Broadway, Suite 1801, New York, New York 10023.

         (d)-(e) During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 9 of 14 Pages

         (f) Kenneth H. Shubin Stein, MD, CFA, is a citizen and resident of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Of the 946,596 shares of Common Stock to which this Statement relates, the details of each transaction are set forth on Schedule I hereto. The Filers purchased the Common Stock with working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         The Filers effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. (the "Prime Broker") which may extend margin credit to the Filers as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Although no Filer has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Filer at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

         Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, including but not limited to Shamrock Capital Advisors, Inc. and its affiliates ("Shamrock"), one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including but not limited to the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company. By letter, dated August 31,

                              Page 10 of 14 Pages

2005, a copy of which is filed herewith as Exhibit 1, Shamrock expressed its concern that the Company's Board of Directors had not followed the specific recommendations of Shamrock. The Filers support the views set forth by Shamrock in the August 31st letter attached hereto.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Filers have definite plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on August 30, 2005: (i) Kenneth H. Shubin Stein, MD, CFA, was the beneficial owner of 946,596 shares of Common Stock, which constitute in the aggregate 5.33% of the outstanding shares of Common Stock; (ii) SCM was the beneficial owner of 881,446 shares of Common Stock, which constitute in the aggregate 4.97% of the outstanding shares of Common Stock; (iii) SCF and SCP were the beneficial owners of 491,367 shares of Common Stock, which constitute in the aggregate 2.77% of the outstanding shares of Common Stock; (iv) SCOF and SCOP were the beneficial owners of 390,079 shares of Common Stock, which constitute in the aggregate 2.19% of the outstanding shares of Common Stock; and (v) CAC was the beneficial owner of 65,150 shares of Common Stock, which constitutes in the aggregate 0.37% of the outstanding shares of Common Stock.

The percentages set forth in this response assume that 17,732,039 shares of Common Stock were outstanding as of August 1, 2005, as represented by the Company on its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2005.

         (b) Each of the above Filers has the sole power to vote or to direct the vote of, and the power to dispose or direct the disposition of the Common Stock as beneficially owned by such Filers.

         (c) Transactions in the Common Stock by the Filers effected, on the open market, in the last 60 days are described in Schedule I hereto, which
Schedule is hereby incorporated by reference.

         (d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None of the Filers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

                              Page 11 of 14 Pages

Item 7.  Material to be Filed as Exhibits.

         1. Letter, dated August 31, 2005, from Shamrock to the Board of Directors to the Company.


                              Page 12 of 14 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2005


                                       /s/ KENNETH H. SHUBIN STEIN, MD, CFA
                                       -----------------------------------------
                                       Kenneth H. Shubin Stein, MD, CFA,
                                       Authorized Signatory


                              Page 13 of 14 Pages

                                                                      SCHEDULE I

                            Schedule of Transactions
                            ------------------------

  Party         Type of Transaction        Date        Number of Shares     Price per Share in $US*
------------- ------------------------ ------------- --------------------- ---------------------------
   SCF                  Buy              07/06/05           17205                   $14.8698
   SCF                  Buy              07/07/05            1790                   $14.9857
   SCF                  Buy              07/07/05            4500                   $15.1973
   SCF                  Buy              07/08/05            5070                   $15.1917
   SCF                  Buy              07/08/05           37468                   $15.216
   SCF                  Buy              07/13/05           40518                   $15.4665
   SCF                  Buy              07/14/05           17250                   $15.4963
   SCF                  Buy              07/15/05            1313                   $15.1938
   SCF                  Buy              07/22/05           85230                   $16.1969
   SCF                  Buy              07/25/05           85200                   $16.1839
   SCF                  Buy              07/26/05           61344                   $16.4936
   SCF                  Buy              07/29/05           56810                   $16.1421
   SCF                  Sell             08/08/05            9721                   $16.0821
   SCF                  Sell             08/09/05             200                   $16.07
   SCF                  Buy              08/26/05           27850                   $15.0107
   SCF                  Buy              08/29/05           25719                   $14.991
   SCF                  Buy              08/30/05           34020                   $15.14250


   SCOF                 Buy              07/06/05           12795                   $14.8698
   SCOF                 Buy              07/07/05            1363                   $14.9857
   SCOF                 Buy              07/07/05            3500                   $15.1973
   SCOF                 Buy              07/08/05            3830                   $15.1917
   SCOF                 Buy              07/08/05           28532                   $15.216
   SCOF                 Buy              07/13/05           29582                   $15.4665
   SCOF                 Buy              07/14/05           12650                   $15.4963
   SCOF                 Buy              07/15/05            2600                   $15.1938
   SCOF                 Buy              07/22/05           64770                   $16.1969
   SCOF                 Buy              07/25/05           64800                   $16.1839
   SCOF                 Buy              07/26/05           46656                   $16.4936
   SCOF                 Buy              07/29/05           43190                   $16.1421
   SCOF                 Buy              08/15/05            2000                   $15.2958
   SCOF                 Buy              08/15/05            4747                   $15.3289
   SCOF                 Buy              08/15/05             453                   $15.29
   SCOF                 Buy              08/26/05           22150                   $15.0107
   SCOF                 Buy              08/29/05           20481                   $14.991
   SCOF                 Buy              08/30/05           25980                   $15.14250

   CAC                  Buy              07/06/05           30000                   $14.8698
   CAC                  Buy              07/07/05            3150                   $14.9857
   CAC                  Buy              07/07/05            8000                   $15.1973
   CAC                  Buy              07/08/05           24000                   $15.216

* Excludes Brokerage Commissions

                              Page 14 of 14 Pages

                                                                       EXHIBIT 1

                         SHAMROCK CAPITAL ADVISORS, INC.
                               4444 Lakeside Drive
                            Burbank, California 91505


BY FAX (720) 864-7001 AND FEDERAL EXPRESS

                                 August 31, 2005


Mr. Stephen O. James
Lead Director
Intrado Inc.
1601 Dry Creek Drive
Longmont, CO 80503

Dear Stephen:

         I attempted to contact you after our meeting of July 27 to follow up on the various ideas discussed in Denver and to express our concern regarding the Company's plans to accelerate investment in IEN and compensation matters. In addition, the Board's conclusion that a capital return was not appropriate is problematic in view of the poor capital allocation decisions made over the last decade.

         Your August 9 e-mail, which indicated that you and management would not talk to us at this time, was disappointing and not representative of best practices of corporate governance.

         I have spoken to other significant institutional shareholders of Intrado regarding the recommendations we make below, and they support our views. I encourage you to speak directly to the Company's largest shareholders to confirm their position. Collectively, these shareholders and Shamrock own approximately 35% of the Company's stock.

         In preparation for your September Board meeting, we make the following specific recommendations:

         1. Excess Capital: We recommend that the Company use its significant cash balances for a share repurchase program of $40 million representing approximately 15% of the outstanding shares. Additionally, we urge the Company to use a portion of its recurring cash flows to continue to purchase shares. The Company's current cost of capital is extremely high and we are concerned, given the track record, that management will not prudently allocate this capital in the near future. Moreover, we question the purported conclusions reached by the investment bank that endorse retention and accumulation of shareholder capital. We have reassessed our valuation of the Company, and believe Intrado's intrinsic value is well in excess of both the current trading levels of $15 and "street" valuations of approximately $18. Therefore, the current price suggests a share repurchase rather than a dividend at this time.

         2. Long Term Incentive Plan ("LTIP"): We discussed at length in our July meeting various shortcomings of the recently announced compensation plan. Specifically, we are concerned that management would not be accountable for the next two years because the first and only measurement period does not begin until June 2007. Furthermore, the return-on-invested capital hurdle to earn Share Right Awards ("SRA") is set below past performance levels of the Company. We also discussed the broader issues of overall compensation, which is a subject for further discussion.

              Accordingly, to achieve the essential alignment of pay for performance, we recommend that the Board modify the following critical elements of the LTIP:

              a. Measurement Periods: Adjust the measurement periods to occur annually and concurrently with the Company's December fiscal year-end.

Mr. Stephen O. James
August 31, 2005
Page 2

              b.  Annual return-on-invested capital ("ROIC") targets reset at:

                  1)  17% for the FYE 12/06

                  2)  19% for the FYE 12/07

                  3)  21% for the FYE 12/08

                  The more appropriate ROIC formula is EBIT times (1-tax rate)/average of current year and prior year total capital. Both the formula on Intrado's web-site and the formula outlined in the LTIP are subject to manipulation.

              c.  Annual operating margin targets reset at:

                  1)  16% for the FYE 12/06

                  2)  19% for the FYE 12/07

                  3)  23% for the FYE 12/08

                  Importantly, for both performance measures, the compensation expense associated with the SRA's should be included in the calculations.

                  Lastly, these revised targets ought to be achievable given that certain comparables, such as Neustar, achieve ROIC in excess of 25% and operating margins in excess of 30%.

              d. SRA Attributes: The SRA recipient should earn and vest 1/3 each year, beginning in the FYE 12/31/06. Once earned and vested, the recipient should be required to hold the stock for a minimum 12-month period to ensure greater alignment with shareholder interests. Moreover, we encourage the Board to consider distributing the SRA's deeper into the organization; this does not, however, imply an increase to the 425,000 SRA's to be granted, given the history of excessive option grants by this Board.

              e. Acquisitions/Write-offs: The plan should be adjusted by the compensation committee of the Board in the event of any acquisition greater than $5mm. In addition, the plan should not allow adjustments for write-offs that could enhance the award calculations.

              f. Evergreen Plan: The Board should eliminate the Company's 1998 Stock Incentive Plan and put this new LTIP to a shareholder vote at the upcoming 2006 annual meeting.

         3. Shareholder Board Representation: We recommend that the Board membership be increased by two shareholder representatives. The shareholders with whom we have spoken strongly believe that Intrado's Board would benefit from individuals who hold an intense focus on shareholder value creation. Additionally, we encourage the Board to eliminate its classified structure with all Directors standing for election annually.

         We would like to work with you on the foregoing recommendations, and it would be unfortunate if your reluctance to be engaged with us on these issues creates an adversarial relationship. Intrado shareholders deserve pragmatic leadership from you and a constructive dialogue with shareholders. Finally, we do not need to remind you and your fellow Directors of their fiduciary duties, so we will hold you accountable for actions that are not in the best interests of the shareholders.

Mr. Stephen O. James
August 31, 2005
Page 3

         Please respond to me by Monday, September 19, 2005. If I do not hear from you by then, we will assume that you have rejected our suggestions, and we will act accordingly.


                                       Sincerely,

                                       /s/ MICHAEL J. MCCONNELL
                                       ----------------------------------------
                                       Michael J. McConnell

MJM/jg